United States

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

         (Mark one)

         [x] Annual report pursuant to section 15 (d) of the Securities
             Exchange Act of 1934 for the fiscal year ended December 31, 1999

                  OR

         [ ] Transition report pursuant to section 15 (d) of the Securities
             Exchange Act of 1934 for the transition period from _______________ to ____________________.

                          Commission File Number 0-121

A. Full title of the Plan:

   KULICKE & SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Kulicke & Soffa Industries, Inc.
                              2101 Blair Mill Road
                             Willow Grove, PA 19090
                        Telephone Number: (215) 784 6000

                                                                        Page(s)

                                      Index

Report of Independent Accountants                                             3

Financial Statements

  Statements of Net Assets Available for Benefits                             4

  Statements of Changes in Net Assets Available for Benefits                  5

  Notes to Financial Statements                                           6 - 9

Additional Information*:

  Schedule I -

    Item 27a-Schedule of Assets Held for Investment Purposes                 10

  Schedule II-

    Item 27d-Schedule of Reportable Transactions                             11

Signatures                                                                   12

Exhibits                                                                     13

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Kulicke and Soffa Industries, Inc.
Incentive Savings Plan

We were engaged to audit the financial statements and supplemental schedules of the Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the "Plan") at December 31, 1998 and 1999 and for the years ended, as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the December 31, 1998 information summarized in Note 3, which was certified by CG Life, the custodian of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the custodian as of December 31, 1998 and for the year then ended, and that the information provided to the plan administrator by the custodian is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules as of December 31, 1998 taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the custodian, have been audited by us in accordance with auditing standards generally accepted in the United States and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the "Plan") as of December 31, 1999, and for the year then ended present fairly, in all material respects, the financial status of the Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the "Plan") as of December 31, 1999, and changes in its financial status for the year then ended in conformity with generally accepted accounting principles.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
May 19, 2000

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1999
-------------------------------------------------------------------------------

                                                         DECEMBER 31,
                                                     1998          1999
                                                 -----------    -----------

Assets:
Investments at fair value:
  Equity funds                                   $21,622,367    $32,818,797
  Fixed income funds                               3,514,368      2,807,699
  Kulicke and Soffa Industries, Inc.
      common stock                                 4,676,404     14,537,052
  Participant notes receivable                       511,267        714,857
                                                 -----------    -----------
  Total investments                               30,324,406     50,878,405
  Cash and cash equivalents                             --          630,185
  Employer contributions receivable                  395,333           --
  Due from broker for securities sold                   --           29,900
                                                 -----------    -----------
  Total Assets                                    30,719,739     51,538,490
                                                 -----------    -----------
Accounts payable                                        --            4,564
                                                 -----------    -----------
   Net assets available for benefits             $30,719,739    $51,533,926
                                                 ===========    ===========


   The accompanying notes are an integral part of these financial statements.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999
-------------------------------------------------------------------------------

                                                         DECEMBER 31,
                                                     1998             1999
                                                 -----------      -----------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income:
      Interest & dividends                       $    94,983      $   351,317
      Market appreciation
        of investments                             4,091,525       16,698,950
                                                 -----------      -----------
                                                   4,186,508       17,050,267
                                                 -----------      -----------
    Contributions:
      Employer                                     1,585,779        1,758,115
      Employee                                     3,613,194        3,854,090
                                                 -----------      -----------
                                                   5,198,973        5,612,205
                                                 -----------      -----------
Total additions                                  $ 9,385,481      $22,662,472
                                                 -----------      -----------
DEDUCTIONS TO NET ASSETS
  ATTRIBUTED TO:
  Benefit payments                                 2,033,852        1,843,858
  Transaction charges                                  1,646             --
  Participant notes receivable
    terminated due to withdrawal                       2,677            4,427
                                                 -----------      -----------
  Total deductions                                 2,038,175        1,848,285
                                                 -----------      -----------
  Net increase                                     7,347,306       20,814,187
  Net assets available for benefits:
    Beginning of year                             23,372,433       30,719,739
                                                 -----------      -----------
    End of year                                  $30,719,739      $51,533,926
                                                 ===========      ===========

   The accompanying notes are an integral part of these financial statements

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1999
-------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Kulicke & Soffa Industries, Inc. (the "Company") Incentive Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The plan is a defined contribution plan established on January 1, 1987 and most recently amended November 6, 1998, retroactively effective January 1, 1997. Employees become eligible to participate upon attaining the age of
     18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS

     Participants may contribute an amount up to 14 percent of their compensation, on a before- tax or after-tax basis, for the contribution period subject to IRS limitations. The Company will make a matching contribution, on participant before-tax contributions up to 6% of compensation, in an amount equal to 30 percent for employees with less than five years of service, 50 percent for employees with at least five years of service but less than fifteen and 100 percent for employees with fifteen or more years of service. Grandfathered matching contributions are additional matching contributions made to participants who had attained the age of 40 on or before December 31, 1995. The additional matching percentage allocated is 25 percent for participants ages 40-44, 50 percent for participants ages 45-54 and 75% for participants ages 55 or older. Also, upon beginning participation in the Plan, the Company will make a one time $500 initial ("Jump Start") contribution for participants.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     VESTING

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 33 1/3 percent vested after 2 years of service, 66 2/3 percent vested after 3 years of service, 100 percent vested after 4 years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

     PAYMENT OF BENEFITS

     On termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

     CHANGE OF TRUSTEE AND RECORDKEEPING RESPONSIBILITIES

     The Company terminated the appointment of CG Trust as Trustee to the Plan effective December 31, 1998 and appointed Morgan Stanley Dean Witter Trust FSB to be the Plan Trustee effective January 1, 1999. The recordkeeping responsibilites of the Plan were changed, effective January 1, 1999, to Dean Witter Reynolds, Inc.

2.   SUMMARY OF ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     CONTRIBUTIONS

     Employee contributions and matching contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings.

     BENEFITS

     Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

     RECLASSIFICATION

     Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.

3.   INVESTMENTS

     Investments that represent 5 percent or more of the Plan's net assets are separately identified below.


                                                                                    December 31,
                                                                                1998            1999
                                                                            -----------      -----------
     CIGNA Charter Guaranteed Income Fund,                                  $ 3,514,368      $      --
       5.90% to 6.00% interest rate
     CIGNA Charter Large Company Stock Index Fund,                            4,703,752             --
       78,305 shares
     CIGNA Fidelity Advisor Growth Opportunities Fund,                        5,993,447             --
       78,243 shares
     CIGNA Fidelity Puritan Fund, 57,506 shares                               1,767,174             --

     CIGNA Fidelity Disciplined Equity Fund, 50,242 shares                    2,218,690             --

     CIGNA American Century Twentieth Century Ultra,                          5,162,465             --
       99,107 shares
     Kulicke & Soffa Industries, Inc. common stock                            4,676,404       14,437,052
       263,460 and 341,542 shares, respectively
     Morgan Stanley Dean Witter American Opportunities Fund,                       --         18,654,383
       427,265 shares
     Morgan Stanley Dean Witter Information Fund, 82,867 shares                    --          2,839,014

     Morgan Stanley Dean Witter S&P 500 Index Fund,                                --          5,486,252
       349,889 shares
     Morgan Stanley Dean Witter Government Securities Trust,                       --          2,807,699
       327,238 shares

     The investment information provided above as of December 31, 1998 is a summary of financial data certified by CG Life, the Plan's custodian, as complete and accurate in accordance with Section 2520.103-5 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Investment income of $149,460 for the year ended December 31, 1998 was also certified by CG Life.

4.   PARTICIPANT NOTES RECEIVABLE

     Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's vested accrued benefit and bears interest at a rate commensurate with market rates for similar loans, as defined (8.75% for the years ended December 31, 1998 and 1999). Effective January 1, 1999, participants are permitted to have up to two loans outstanding at any time.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.   INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated September 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The determination letter does not include the recent amendment. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

     The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on lines 31 and 32 of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions in the Form 5500 by the amount of contributions accrued at December 31. The ending net asset balances are reconciled as follows:


                                                                      December 31,
                                                                    1998            1999
                                                               ------------     ------------
        Net assets, reflected on Form 5500                     $ 30,324,406     $ 51,533,926
        Add: Employer contributions receivable                      395,333             --
                                                               ------------     ------------
        Net assets, reflected in the financial statements      $ 30,719,739     $ 51,533,926
                                                               ============     ============

8.   FORFEITURES

     Employer contributions forfeited remain in the Plan as forfeitures and are available to offset future employer contributions or to pay Plan expenses. The forfeiture reserve was $53,075 and $158,324 at December 31, 1999 and 1998, respectively.


KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN                                          SCHEDULE I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------------
                                          DESCRIPTION OF INVESTMENT
       IDENTITY OF ISSUE,                 INCLUDING MATURITY DATE,
      BORROWER, LESSOR, OR              RATE OF INTEREST, COLLATERAL,
          SIMILAR PARTY                     PAR OR MATURITY VALUE                   COST              VALUE
-----------------------------------------------------------------------------------------------------------------
         *Morgan Stanley          MSDW American Opportunities
           Dean Witter               Fund, $43.66/unit                           $ 14,664,724       $ 18,654,383

         *Morgan Stanley          MSDW Balanced Growth
           Dean Witter               Fund, $13.32/unit                              1,901,603          1,743,019

         *Morgan Stanley          MSDW Dividend Growth
           Dean Witter               Securities Fund, $57.73/unit                   1,829,905          1,720,178

         *Morgan Stanley          MSDW Information Fund,
           Dean Witter               $34.26/unit                                    2,017,321          2,839,014

         *Morgan Stanley          MSDW S&P 500 Index
           Dean Witter               Fund, $15.68/unit                              4,633,641          5,486,252

         *Morgan Stanley          MSDW U.S. Government
           Dean Witter               Securities Trust Fund, $8.58/unit              2,975,209          2,807,699

         *Morgan Stanley          Putnam Health Sciences
           Dean Witter               Fund, $61.20/unit                                210,663            212,194

         *Morgan Stanley          VanKampen Emerging Growth
           Dean Witter               Fund, $87.37/unit                              1,118,860          1,490,378

         *Morgan Stanley          VanKampen American Value
           Dean Witter               Fund, $23.53/unit                                116,109            122,655

         *Morgan Stanley          VanKampen Global Equity
           Dean Witter               Fund, $10.81/unit                                571,551            550,724

         *Kulicke and Soffa       Kulicke and Soffa Industries, Inc.                6,763,001         14,537,052
          Industries, Inc.           Common Stock, $42.56/share

Participant Notes Receivable      8.75%                                               714,857            714,857
                                                                                 ------------       ------------
                                                                                 $ 37,517,444       $ 50,878,405
                                                                                 ============       ============

*Indicates an identified person known to be a party-in-interest to the Plan.



KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN                                                       SCHEDULE II
SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          CURRENT
                                                                                                           VALUE
                                                                                                          OF ASSET
   IDENTITY OF                 DESCRIPTION                 PURCHASE       SELLING        COST OF        ON TRANSACTION     NET
 PARTY INVOLVED                  OF ASSET                   PRICE          PRICE          ASSET              DATE        GAIN/(LOSS)
------------------------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTION IN EXCESS OF 5% OF PLAN ASSETS*
  Morgan Stanley       MSDW American Opportunities       $ 13,374,602                  $ 13,374,602     $ 13,374,602     $    --
    Dean Witter          Fund

  Morgan Stanley       MSDW Balanced Growth                 1,767,174                     1,767,174        1,767,174          --
    Dean Witter          Fund

  Morgan Stanley       MSDW S&P 500                         4,703,752                     4,703,752        4,703,752          --
    Dean Witter          Index Fund

  Morgan Stanley       MSDW U.S. Government                 3,514,368                     3,514,368        3,514,368          --
    Dean Witter          Securities Trust Fund

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1999 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                      Kulicke & Soffa Industries, Inc. Incentive Savings Plan

Date:   June 28, 2000                        By: /S/ CLIFFORD G. SPRAGUE
                                                ------------------------
                                                 Clifford G. Sprague
                                                 Senior Vice President
                                                 Chief Financial Officer
                                                 (Principal Financial Officer)

                                INDEX TO EXHIBITS

EXHIBIT                                                                PAGE
-------                                                                ----
23. Consent of Independent Accountants                                  14